SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated July 25, 2018 between
DEFIANCE ETFS, LLC
and
PENSERRA CAPITAL MANAGEMENT LLC
and
ETF SERIES SOLUTIONS

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Defiance Quantum ETF	0.0375%
Defiance Connective Technologies ETF
Defiance Drone and Modern Warfare ETF	0.0375%, $15,000 annual minimum
Defiance Retail Kings ETF

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 9, 2025.

DEFIANCE ETFS, LLC By: /s/ David Hanono Name: David Hanono Title: CFO
PENSERRA CAPITAL MANAGEMENT LLC By: /s/ Dustin Lewellyn Name: Dustin Lewellyn Title: Partner / Chief Investment Officer
ETF SERIES SOLUTIONS By: /s/ Noelle-Nadia A. Filali Name: Noelle-Nadia A. Filali Title: Assistant Secretary